Teledyne Technologies Incorporated
Conflict Minerals Report
Calendar Year Ending December 31, 2014
May 28, 2015

Introduction
Pursuant to Section 13(p) under the Securities Exchange Act of 1934, as amended, and related rules and guidance promulgated by the Securities and Exchange Commission (the “SEC”), including the SEC’s Statement dated April 29, 2014 (the “Conflict Minerals Rule”), if columbite-tantalite (tantalum), casserite (tin), gold or wolframite (tungsten) (“conflict minerals”) are necessary to the functionality or production of a product manufactured by a registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).
This Conflict Minerals Report (this “Report”) (1) describes the reasonable country of origin inquiry (“RCOI”) and subsequent due diligence efforts undertaken by Teledyne Technologies Incorporated (the “Company”) to determine whether in the 2014 calendar year the conflict minerals necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured originated in the Covered Countries and (2) provides additional disclosure required by the Conflict Minerals Rule.
After the reasonable country of origin inquiry the Company had reason to believe that its necessary conflict minerals may have originated in the Covered Countries and had reason to believe that they may not be from recycled or scrap sources. In accordance with the Conflict Minerals Rule, the Company conducted due diligence on the source and chain of custody of those conflict minerals. The due diligence approach followed by the Company is intended to meet the criteria set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework, and the related Supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).
Conflict Minerals Policy
As part of the Company’s due diligence efforts, the Company has adopted a statement on Conflict Minerals which is available at: http://www.teledyne.com/aboutus/ethics.asp

Due Diligence Process
The due diligence the Company has undertaken and plans to undertake pursuant to the Conflict Minerals Rule has been designed to conform, in all material respects, to OECD Guidance.

Description of the RCOI
Due to the wide variety and high mix of products manufactured and sold by the Company, the Company conducted its due diligence with its direct suppliers. In determining which suppliers to survey in 2014, the Company focused on suppliers of commodities and components. The Company identified 923 suppliers that in the aggregate were responsible for 80% of the Company’s total annual spending on commodities and components in the fiscal year ended December 29, 2013 (each such supplier an “In-Scope Supplier”).

The Company, with the assistance of Assent Compliance, attempted to contact all of its In-Scope Suppliers and provide each with a copy of the Company’s Statement on Conflict Minerals, a Conflict Minerals Reporting Template (“CMRT”) and instructions on how to complete the CMRT. The CMRT is a standardized reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”) that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. In-Scope Suppliers were instructed to return a completed CMRT to the Company within a certain time period after receipt. In its communications with suppliers, Assent provided training and education on how to complete the CMRT. Assent contacted nonresponsive suppliers a minimum of three times as part of the Company’s supplier outreach efforts.

In the second year of the Company’s conflict mineral program, the Company began to automate data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form.

The Company then exercised due diligence on the source and chain of custody of conflict minerals from these In-Scope Suppliers. The due diligence included a review of the CMRTs as well as other measures explained below.
Design of Due Diligence Measures

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. The Company does not typically have a direct relationship with smelters and refiners of conflict minerals and does not perform or direct audits of these entities within its supply chain. The Company compared these facilities listed in the responses to the list of smelters maintained by the CFSI, the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA) and, if a supplier indicated that the facility was certified as “Conflict-Free,” confirmed that the name was listed by CFSI. As of May 14, 2015, the Company has validated 281 smelters or refiners and is working to validate the additional smelter/refiner entries from the submitted CMRTs.

Based on the smelter lists provided by suppliers via the CMRTs, the Company is aware that there are 18 smelters sourcing from the Covered Countries and certified conflict-free and a number of other smelters of which the source is not disclosed at this time but are certified conflict-free smelters. Many suppliers are still unable to provide the names of smelters or refiners used for materials supplied to the Company. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of conflict minerals.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters that are not certified as DRC-conflict free by third party sources such as the CFSI and the LBMA pose a significant risk. Smelters that are not identified as DRC-conflict free are given a risk rating of either High or Medium. Those that are identified as DRC-conflict free are given a risk rating of Low. This is based on various factors, including whether the smelter/refiner has been identified as a valid smelter/refiner and has an associated Smelter Identification Number, and the smelter’s geographic location, including proximity to the Covered Countries.

Additionally, smelters are evaluated on program strength to further assist in identifying risk in the supply chain. Evaluating and tracking the strength of the program can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the supplier’s program are based on questions in the lower half of the CMRT. When suppliers answer yes to these program questions, they are deemed to have a strong program. When they do not meet those criteria, they are deemed to have a weak program.

The Company believes that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the conflict minerals in the Company’s products, including (1) seeking information about smelters and refiners of conflict minerals in the Company’s supply chain by requesting that In-Scope Suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review and (4) obtaining additional documentation and verification, as applicable. The Company’s existing policy related to relevant documentation of its conflict mineral compliance process requires that documentation will be retained for a period of at least five years.

Smelters or Refiners
The Company’s current efforts focus on gathering smelter information via the CMRT. As the Company’s compliance program progresses, the Company will require full completion of all necessary smelter identification information. This will enable the Company to validate and disclose all smelters contributing conflict minerals to its products, as well as trace the conflict minerals to their locations of origin. The Company believes that seeking information about conflict mineral smelters and refiners in its supply chain represents the most reasonable effort the Company can undertake to determine the mines or locations of origin of the conflict minerals in its supply chain.

A majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to the Company. Furthermore, In-Scope Suppliers did not always provide smelter lists, or provided incomplete lists lacking smelter identification numbers. The Company is therefore unable to (1) determine with certainty whether the conflict minerals reportedly in use by its In-Scope Suppliers were contained in components or parts supplied to the Company or (2) identify with certainty the smelters or refiners providing such conflict minerals.

Risk Mitigation Steps

Year three of the Company’s conflict minerals program will continue to focus on vetting smelter data, which may include the following actions:

•	Working with suppliers to move to version 4.0 of the CMRT where new smelter identification numbers have been assigned;

•	Requiring the use of smelter identification numbers;

•	Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to the Company; and

•	Comparing smelters reported by suppliers on the CMRT to the Conflict-Free Sourcing Initiative’s list of smelters.
The Company intends to take additional steps to improve its due diligence process and to further mitigate any risk that the necessary conflict minerals in its products could benefit armed groups in the Covered Countries, which may include the following:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts;

•	Refine the number of suppliers requested to supply information;

•	Engage with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses; and

•
Engage any suppliers found to be providing the Company with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.

In accordance with the Conflict Minerals Rule, a copy of this Report will be posted on the Company’s website at http://teledyne.com/aboutus/ethics.asp.